Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the first quarter ended
July 2, 2023 and July 3, 2022
(Unaudited)

Condensed Consolidated Interim Statements of Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	July 2, 2023	July 3, 2022
			Reclassified
		$	$

Revenue	3	84.8	69.9
Cost of sales	6	29.6	27.2
Gross profit		55.2	42.7
Selling, general & administrative expenses		154.9	124.9
Operating loss		(99.7)	(82.2)
Net interest, finance and other costs	10	14.5	5.9
Loss before income taxes		(114.2)	(88.1)
Income tax recovery		(29.2)	(24.5)
Net loss		(85.0)	(63.6)

Attributable to:
Shareholders of the Company		(81.1)	(62.4)
Non-controlling interest		(3.9)	(1.2)
Net loss		(85.0)	(63.6)

Loss per share attributable to shareholders of the Company
Basic and diluted	4	$(0.78)	$(0.59)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 30

Condensed Consolidated Interim Statements of Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	July 2, 2023	July 3, 2022
		$	$

Net loss		(85.0)	(63.6)

Other comprehensive income (loss)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment loss		(2.4)	(8.1)
Net gain on derivatives designated as cash flow hedges	15	9.8	1.3
Reclassification of net (gain) loss on cash flow hedges to income	15	(0.5)	1.6
Other comprehensive income (loss)		6.9	(5.2)
Comprehensive loss		(78.1)	(68.8)

Attributable to:
Shareholders of the Company		(73.8)	(67.5)
Non-controlling interest		(4.3)	(1.3)
Comprehensive loss		(78.1)	(68.8)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 30

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	July 2, 2023	July 3, 2022	April 2, 2023
Assets		$	$	$
Current assets
Cash		48.0	81.8	286.5
Trade receivables	5	50.9	48.2	50.9
Inventories	6	522.1	504.7	472.6
Income taxes receivable		6.6	4.8	0.9
Other current assets	14	76.9	52.4	52.3
Total current assets		704.5	691.9	863.2

Deferred income taxes		92.5	73.9	67.5
Property, plant and equipment		172.0	110.5	156.0
Intangible assets		133.1	134.7	135.1
Right-of-use assets	7	281.3	253.2	291.8
Goodwill		62.8	64.7	63.9
Other long-term assets	14	12.3	17.8	12.5
Total assets		1,458.5	1,346.7	1,590.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8, 14	178.6	165.6	195.6
Provisions	9	16.3	16.2	21.6
Income taxes payable		9.6	13.2	31.5
Short-term borrowings	10	48.4	30.8	27.6
Current portion of lease liabilities	7	75.3	59.9	76.1
Total current liabilities		328.2	285.7	352.4

Provisions	9	34.2	30.2	36.5
Deferred income taxes		12.3	18.3	16.4
Term loan	10	383.0	377.1	391.6
Lease liabilities	7	252.6	230.6	258.7
Other long-term liabilities	14	62.6	52.9	56.9
Total liabilities		1,072.9	994.8	1,112.5

Equity	11
Equity attributable to shareholders of the Company		381.9	342.4	469.5
Non-controlling interests		3.7	9.5	8.0
Total equity		385.6	351.9	477.5
Total liabilities and equity		1,458.5	1,346.7	1,590.0
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 30

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at April 2, 2023		1.4	117.3	118.7	28.5	316.5	5.8	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	11	—	(2.6)	(2.6)	—	(23.7)	—	(26.3)	—	(26.3)
Liability to broker under automatic share purchase plan	11	—	—	—	10.0	—	—	10.0	—	10.0
Issuance of shares	11	—	3.8	3.8	(3.8)	—	—	—	—	—
Net loss		—	—	—	—	(81.1)	—	(81.1)	(3.9)	(85.0)
Other comprehensive income (loss)		—	—	—	—	—	7.3	7.3	(0.4)	6.9
Share-based payment	12	—	—	—	2.5	—	—	2.5	—	2.5
Balance at July 2, 2023		1.4	118.5	119.9	37.2	211.7	13.1	381.9	3.7	385.6

Balance at April 3, 2022		1.4	117.1	118.5	36.2	290.4	(17.2)	427.9	—	427.9
Initial recognition of non-controlling interest on business combination		—	—	—	—	—	—	—	10.8	10.8
Put option for non-controlling interest		—	—	—	—	(20.7)	—	(20.7)	—	(20.7)
Issuance of shares	11	—	2.6	2.6	(2.6)	—	—	—	—	—
Net loss		—	—	—	—	(62.4)	—	(62.4)	(1.2)	(63.6)
Other comprehensive loss		—	—	—	—	—	(5.1)	(5.1)	(0.1)	(5.2)
Share-based payment	12	—	—	—	2.7	—	—	2.7	—	2.7
Balance at July 3, 2022		1.4	119.7	121.1	36.3	207.3	(22.3)	342.4	9.5	351.9
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 30

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		First quarter ended
	Notes	July 2, 2023	July 3, 2022
		$	$
Operating activities
Net loss		(85.0)	(63.6)
Items not affecting cash:
Depreciation and amortization		29.2	25.8
Income tax recovery		(29.2)	(24.5)
Interest expense	10	7.4	7.0
Foreign exchange (gain) loss		(4.7)	2.1
Gain on disposal of assets		(0.1)	—
Share-based payment	12	2.5	2.7
Remeasurement of put option	14	8.1	—
Remeasurement of contingent consideration	14	(1.0)	—
		(72.8)	(50.5)
Changes in non-cash operating items	16	(98.9)	(123.5)
Income taxes paid		(30.1)	(16.2)
Interest paid		(7.5)	(6.7)
Net cash used in operating activities		(209.3)	(196.9)
Investing activities
Purchase of property, plant and equipment		(5.2)	(2.5)
Investment in intangible assets		(0.2)	(1.1)
Initial direct costs of right-of-use assets	7	(0.3)	(0.1)
Net cash inflow from business combination		—	2.8
Net cash used in investing activities		(5.7)	(0.9)
Financing activities
Mainland China Facilities borrowings	10	12.6	4.6
Japan Facility borrowings	10	8.3	3.9
Term loan repayments	10	(1.0)	(1.0)
Subordinate voting shares purchased and cancelled under NCIB	11	(27.5)	—
Principal payments on lease liabilities	7	(13.4)	(13.8)
Net cash used in financing activities		(21.0)	(6.3)
Effects of foreign currency exchange rate changes on cash		(2.5)	(1.8)
Decrease in cash		(238.5)	(205.9)
Cash, beginning of period		286.5	287.7
Cash, end of period		48.0	81.8
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 5 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of parkas, lightweight down jackets, rainwear, windwear, apparel, fleece, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 49.4% of the total shares outstanding as at July 2, 2023, or 90.7% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 50.6% of the total shares outstanding as at July 2, 2023, or 9.3% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended April 2, 2023.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on August 2, 2023.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2024 is a 52-week fiscal year.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, and our Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market.

Canada Goose Holdings Inc.	Page 6 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Other segment comprises sales and costs that do not occur through the DTC or Wholesale segments, such as sales to employees, friends and family sales, and selling, general, and administrative (“SG&A”) expenses. The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.
Note 2.    Material accounting policy information and critical accounting estimates and judgments
Basis of presentation
The accounting policies and critical accounting estimates and judgments as disclosed in the Company's audited annual financial statements for the year ended April 2, 2023 have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Certain comparative figures have been reclassified to conform with the current year presentation, where foreign exchange gains and losses related to the outstanding principal balance on the term loan, net of hedging, are reflected in the presentation of net interest, finance and other costs as outlined below (see "Note 10. Borrowings"); previously this was presented in SG&A expenses. This change was made to present all financing costs related to the term loan within the same financial statement caption in the consolidated interim statements of loss. This reclassification did not impact net loss, loss per share, or the consolidated interim statement of financial position in the comparative quarter.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries and those investments over which the Company has control. All intercompany transactions and balances have been eliminated.

Canada Goose Holdings Inc.	Page 7 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarified how to distinguish changes in accounting policies from changes in accounting estimates. Beginning April 3, 2023, the Company adopted the amendments. The adoption of the amendments did not have a material impact on the Interim Financial Statements.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the Organization for Economic Co-operation and Development (“OECD”) Pillar Two international tax reform. Upon issuance of the Amendments, the temporary exception has been adopted by the Company as at July 2, 2023. The disclosure requirements for current tax expense and the disclosures for enacted legislation but not yet effective are required for annual reporting periods beginning on or after January 1, 2023, but are not required for any interim period ending on or before December 31, 2023.

Canada Goose Holdings Inc.	Page 8 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 3.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating (loss) income, which is the profit metric utilized by the Company's chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. Our operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

	First quarter ended July 2, 2023
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	55.8	27.1	1.9	84.8
Cost of sales	15.0	13.3	1.3	29.6
Gross profit	40.8	13.8	0.6	55.2
SG&A expenses	54.8	14.1	86.0	154.9
Operating loss	(14.0)	(0.3)	(85.4)	(99.7)
Net interest, finance and other costs				14.5
Loss before income taxes				(114.2)

	First quarter ended July 3, 2022
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	34.8	33.2	1.9	69.9
Cost of sales	9.5	16.4	1.3	27.2
Gross profit	25.3	16.8	0.6	42.7
SG&A expenses (reclassified)	42.0	11.2	71.7	124.9
Operating (loss) income (reclassified)	(16.7)	5.6	(71.1)	(82.2)
Net interest, finance and other costs (reclassified)				5.9
Loss before income taxes				(88.1)

Canada Goose Holdings Inc.	Page 9 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	First quarter ended
(in millions of Canadian dollars)	July 2, 2023	July 3, 2022
	$	$
Canada	23.5	17.9
United States	18.1	15.7
North America	41.6	33.6
Asia Pacific	24.5	16.1
EMEA[1]	18.7	20.2
Revenue	84.8	69.9
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 4.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	July 2, 2023	July 3, 2022

Net loss attributable to shareholders of the Company	$(81.1)	$(62.4)

Weighted average number of multiple and subordinate voting shares outstanding[1]	103,710,762	105,234,474
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.78)	$(0.59)
1    Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, 788,450 potentially dilutive shares have been excluded from the calculation of diluted loss per share for the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - 561,537 shares).
Note 5.    Trade receivables

(in millions of Canadian dollars)	July 2, 2023	July 3, 2022	April 2, 2023
	$	$	$
Trade accounts receivable	38.0	25.3	30.4
Credit card receivables	2.1	2.0	2.5
Other receivables	11.8	21.7	19.5
	51.9	49.0	52.4
Less: expected credit loss and sales allowances	(1.0)	(0.8)	(1.5)
Trade receivables	50.9	48.2	50.9

Canada Goose Holdings Inc.	Page 10 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 6.     Inventories

(in millions of Canadian dollars)	July 2, 2023	July 3, 2022	April 2, 2023
	$	$	$
Raw materials	52.5	75.7	60.3
Work in progress	19.2	15.9	17.5
Finished goods	450.4	413.1	394.8
Total inventories at the lower of cost and net realizable value	522.1	504.7	472.6
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
As at July 2, 2023, the provision for obsolescence amounted to $42.5m (July 3, 2022 - $26.9m, April 2, 2023 - $43.2m). The breakdown is presented as follows:

(in millions of Canadian dollars)	July 2, 2023	July 3, 2022	April 2, 2023
	$	$	$
Raw material shrink reserves	0.2	—	0.2
Finished goods shrink reserves	0.9	0.7	0.4
Raw material obsolete inventory reserves	19.0	7.3	20.5
Finished goods obsolete inventory reserves	22.4	18.9	22.1
Provision for obsolescence	42.5	26.9	43.2
Amounts charged to cost of sales comprise the following:

	First quarter ended
(in millions of Canadian dollars)	July 2, 2023	July 3, 2022
	$	$
Cost of goods manufactured	27.0	24.8
Depreciation and amortization	2.6	2.4
	29.6	27.2

Canada Goose Holdings Inc.	Page 11 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 7.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
April 2, 2023	396.7	44.9	58.4	500.0
Additions	8.1	—	0.5	8.6
Lease modifications	4.5	—	—	4.5
Derecognition on termination	(4.0)	—	—	(4.0)
Impact of foreign currency translation	(9.4)	—	(0.8)	(10.2)
July 2, 2023	395.9	44.9	58.1	498.9

April 3, 2022	296.3	36.7	17.4	350.4
Additions	15.9	—	34.6	50.5
Additions from business combinations	1.5	—	1.8	3.3
Lease modifications	0.2	—	—	0.2
Impact of foreign currency translation	(1.1)	—	0.1	(1.0)
July 3, 2022	312.8	36.7	53.9	403.4

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
April 2, 2023	171.1	20.6	16.5	208.2
Depreciation	15.1	1.5	1.4	18.0
Derecognition on termination	(4.0)	—	—	(4.0)
Impact of foreign currency translation	(4.3)	—	(0.3)	(4.6)
July 2, 2023	177.9	22.1	17.6	217.6

April 3, 2022	110.1	15.2	9.9	135.2
Depreciation	12.6	1.3	1.8	15.7
Impact of foreign currency translation	(0.6)	—	(0.1)	(0.7)
July 3, 2022	122.1	16.5	11.6	150.2

Net book value
July 2, 2023	218.0	22.8	40.5	281.3
July 3, 2022	190.7	20.2	42.3	253.2
April 2, 2023	225.6	24.3	41.9	291.8

Canada Goose Holdings Inc.	Page 12 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
April 2, 2023	259.2	27.7	47.9	334.8
Additions	8.1	—	0.2	8.3
Lease modifications	4.5	—	—	4.5
Principal payments	(13.5)	(1.3)	1.4	(13.4)
Impact of foreign currency translation	(5.8)	—	(0.5)	(6.3)
July 2, 2023	252.5	26.4	49.0	327.9

April 3, 2022	217.2	24.8	8.7	250.7
Additions	15.9	—	34.6	50.5
Additions from business combinations	1.5	—	1.7	3.2
Lease modifications	0.2	—	—	0.2
Principal payments	(11.8)	(1.3)	(0.7)	(13.8)
Impact of foreign currency translation	(0.4)	—	0.1	(0.3)
July 3, 2022	222.6	23.5	44.4	290.5
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	63.5	6.0	5.8	75.3
Non-current lease liabilities	189.0	20.4	43.2	252.6
July 2, 2023	252.5	26.4	49.0	327.9

Current lease liabilities	50.8	5.8	3.3	59.9
Non-current lease liabilities	171.8	17.7	41.1	230.6
July 3, 2022	222.6	23.5	44.4	290.5

Current lease liabilities	64.7	6.1	5.3	76.1
Non-current lease liabilities	194.5	21.6	42.6	258.7
April 2, 2023	259.2	27.7	47.9	334.8
For the first quarter ended July 2, 2023, $2.8m of lease payments were not included in the measurement of lease liabilities (first quarter ended July 3, 2022 - $0.6m). The majority of this balance related to short-term leases and variable rent payments, net of rent concessions, which are expensed as incurred.

Canada Goose Holdings Inc.	Page 13 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 8.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	July 2, 2023	July 3, 2022	April 2, 2023
	$	$	$
Trade payables	44.5	47.4	60.1
Accrued liabilities	86.2	73.9	82.4
Employee benefits	26.8	26.8	21.9
Derivative financial instruments	9.0	13.7	3.3
ASPP liability (note 11)	10.0	—	20.0
Other payables	2.1	3.8	7.9
Accounts payable and accrued liabilities	178.6	165.6	195.6
Note 9.    Provisions
Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
Current provisions	7.4	8.9	—	16.3
Non-current provisions	21.4	—	12.8	34.2
July 2, 2023	28.8	8.9	12.8	50.5

Current provisions	5.9	10.3	—	16.2
Non-current provisions	22.1	—	8.1	30.2
July 3, 2022	28.0	10.3	8.1	46.4

Current provisions	6.0	15.6	—	21.6
Non-current provisions	24.4	—	12.1	36.5
April 2, 2023	30.4	15.6	12.1	58.1
Note 10.     Borrowings
Amendments to borrowings
Effective June 30, 2023, LIBOR rates are no longer published for U.S Dollars. As a result, the Company transitioned facilities and contracts denominated in U.S dollars applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). The Company entered into further amendments for the revolving credit facility, the term loan and the interest rate swaps to transition to SOFR. In connection with the amendment, the Company also extended the maturity of the revolving credit facility to May 15, 2028 and incurred transaction costs of $0.7m, on the extension of the revolving credit facility, which are being amortized using the effective interest rate method over the new term to maturity.

Canada Goose Holdings Inc.	Page 14 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
See "Note 15. Financial risk management objectives and policies" for more details on the amendments to the interest rate swaps.
Revolving credit facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The revolving credit facility matures on May 15, 2028. Amounts owing under the revolving credit facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the revolving credit facility. The revolving credit facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The revolving credit facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at July 2, 2023, the Company had repaid all amounts owing on the revolving credit facility (July 3, 2022 - $nil, April 2, 2023 - $nil). As at July 2, 2023, no interest and administrative fees (July 3, 2022 - $0.5m, April 2, 2023 - $nil) remain outstanding. Deferred financing charges in the amounts of $1.1m (July 3, 2022 - $0.8m, April 2, 2023 - $0.5m) were included in other long-term liabilities. As at and during the first quarter ended July 2, 2023, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the revolving credit facility of $402.9m as at July 2, 2023 (July 3, 2022 - $358.3m, April 2, 2023 - $238.4m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at July 2, 2023, the Company had letters of credit outstanding under the revolving credit facility of $1.8m (July 3, 2022 - $4.6m, April 2, 2023 - $1.8m).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving credit facility. The facility has an aggregate principal amount of USD300.0m, with quarterly repayments of USD0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the term loan has an interest rate of SOFR plus a term SOFR adjustment of 0.11448% with an applicable margin of 3.50% payable monthly in arrears. SOFR plus the term SOFR adjustment may not be less than 0.75%.
Voluntary prepayments of amounts owing under the term loan may be made at any time without premium or penalty but once repaid may not be reborrowed. As at July 2, 2023, the Company had USD292.5m (July 3, 2022 - USD295.5m, April 2, 2023 - USD293.3m ) aggregate principal amount outstanding under the term loan. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the first quarter ended July 2, 2023, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.

Canada Goose Holdings Inc.	Page 15 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The amount outstanding with respect to the term loan is as follows:

(in millions of Canadian dollars)	July 2, 2023	July 3, 2022	April 2, 2023
	$	$	$
Term loan	387.6	380.7	396.3
Unamortized portion of deferred transaction costs	(0.6)	(0.7)	(0.6)
	387.0	380.0	395.7
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB310.0m ($56.6m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to the loan prime rate of 1 year, minus a marginal rate between 0.35% and 0.55%, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at July 2, 2023, the Company had $22.4m (RMB122.3m) owing on the Mainland China Facilities (July 3, 2022 - $4.6m (RMB24.0m), April 2, 2023 - $9.8m (RMB50.0m)).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($36.7m) ("Japan Facility") with a floating interest rate of JBA TIBOR plus an applicable margin of 0.3%. The term of the facility is twelve months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at July 2, 2023, the Company had $22.0m (JPY2,400.0m) owing on the Japan Facility (July 3, 2022 - $23.3m (JPY2,450.0m), April 2, 2023 - $13.7m (JPY1,350.0m)).
Short-term Borrowings
As at July 2, 2023, the Company has short-term borrowings in the amount of $48.4m. Short-term borrowings include $22.4m (July 3, 2022 - $4.6m, April 2, 2023 - $9.8m) owing on the Mainland China Facilities, $22.0m (July 3, 2022 - $23.3m, April 2, 2023 - $13.7m) owing on the Japan Facility, and $4.0m (July 3, 2022 - $2.9m, April 2, 2023- $4.1m) for the current portion of the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.

Canada Goose Holdings Inc.	Page 16 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Net interest, finance and other costs consist of the following:

	First quarter ended
(in millions of Canadian dollars)	July 2, 2023	July 3, 2022
		Reclassified
	$	$
Interest expense
Mainland China Facilities	0.1	—
Japan Facility[1]	—	—
Revolving credit facility	0.1	0.1
Term loan	5.0	4.3
Lease liabilities	4.6	2.6
Standby fees	0.3	0.4
Foreign exchange gains on term loan net of hedges	(2.2)	(1.5)
Fair value remeasurement on the put option liability (note 14)	8.1	—
Fair value remeasurement on the contingent consideration (note 14)	(1.0)	—
Interest income	(0.7)	(0.1)
Other costs	0.2	0.1
Net interest, finance and other costs	14.5	5.9
1The net interest expense for the Japan Facility is less than $0.1m for the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - less than $0.1m).
Note 11.     Shareholders' equity
Share capital transactions for the first quarter ended July 2, 2023
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid ("NCIB"), in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 5,421,685 subordinate voting shares over the 12-month period from November 22, 2022 to November 21, 2023. Purchased subordinate voting shares will be cancelled.
In connection with the NCIB, the Company also entered an automatic share purchase plan (“ASPP”) under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.

Canada Goose Holdings Inc.	Page 17 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
During the first quarter ended July 2, 2023, the Company purchased 1,156,959 subordinate voting shares for cancellation for total cash consideration of $26.3m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $23.7m charged to retained earnings. Of the 1,156,959 subordinate voting shares purchased, 250,100 were purchased under the ASPP for total cash consideration of $6.2m. In addition, subordinate voting shares held for cancellation as at April 2, 2023 valued at $1.2m were settled in the first quarter ended July 2, 2023. Since the commencement of the NCIB in fiscal 2023, the Company purchased 2,309,761 subordinate voting shares for cancellation for total cash consideration of $54.2m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP was $10.0m as at first quarter ended July 2, 2023. The amount was charged to contributed surplus. Subsequent to the first quarter ended July 2, 2023, the Company purchased an additional 422,544 subordinate voting shares for cancellation for total cash consideration of $10.0m under the ASPP. As at the filing date of this report, the remaining liability to the designated broker is $nil.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 2, 2023	51,004,076	1.4	53,184,912	117.3	104,188,988	118.7
Purchase of subordinate voting shares	—	—	(1,156,959)	(2.6)	(1,156,959)	(2.6)
Total share purchases	—	—	(1,156,959)	(2.6)	(1,156,959)	(2.6)
Exercise of stock options	—	—	—	—	—	—
Settlement of RSUs	—	—	133,659	3.8	133,659	3.8
Total share issuances	—	—	133,659	3.8	133,659	3.8
July 2, 2023	51,004,076	1.4	52,161,612	118.5	103,165,688	119.9
Share capital transactions for the first quarter ended July 3, 2022
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 3, 2022	51,004,076	1.4	54,190,432	117.1	105,194,508	118.5
Exercise of stock options	—	—	55,248	—	55,248	—
Settlement of RSUs	—	—	84,219	2.6	84,219	2.6
Total share issuances	—	—	139,467	2.6	139,467	2.6
July 3, 2022	51,004,076	1.4	54,329,899	119.7	105,333,975	121.1

Canada Goose Holdings Inc.	Page 18 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 12.    Share-based payments
Stock options
The Company issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	First quarter ended
	July 2, 2023		July 3, 2022
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$36.58	4,055,199	$42.99	2,722,690
Granted to purchase shares	$22.24	752,811	$24.64	1,568,221
Exercised	$—	—	$0.25	(55,248)
Cancelled	$26.97	(91,884)	$40.01	(26,572)
Options outstanding, end of period	$34.48	4,716,126	$36.73	4,209,091
Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	First quarter ended
	July 2, 2023	July 3, 2022
	Number	Number
RSUs outstanding, beginning of period	318,082	215,590
Granted	374,656	207,820
Settled	(133,659)	(84,219)
Cancelled	(2,959)	(3,282)
RSUs outstanding, end of period	556,120	335,909

Canada Goose Holdings Inc.	Page 19 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Performance share units
In May 2023, the Company implemented a Performance Share Unit (“PSU”) program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The Company expects that vested PSUs will be paid at settlement through the issuance of one subordinate voting share per PSU. PSUs are treated as equity instruments for accounting purposes.
PSUs transactions are as follows:

	First quarter ended
	July 2, 2023	July 3, 2022
	Number	Number
PSUs outstanding, beginning of period	—	—
Granted	395,577	—
PSUs outstanding, end of period	395,577	—
Shares reserved for issuance
As at July 2, 2023, subordinate voting shares, to a maximum of 5,203,716 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the first quarter ended July 2, 2023, the Company recorded $2.5m as contributed surplus and compensation expense for the vesting of stock options, RSUs and PSUs (first quarter ended July 3, 2022 - $2.7m). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	July 2, 2023	July 3, 2022
Weighted average stock price valuation	$22.24	$24.64
Weighted average exercise price	$22.24	$24.64
Risk-free interest rate	4.11%	2.51%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$7.51	$7.86
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at July 2, 2023, the weighted average fair value of RSUs was

Canada Goose Holdings Inc.	Page 20 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
$22.24 (July 3, 2022 - $24.64). As at July 2, 2023, the weighted average fair value of PSUs was $22.24.
Note 13.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the first quarter ended July 2, 2023, the Company incurred expenses with related parties of $0.3m (first quarter ended July 3, 2022 - $0.3m) from companies related to certain shareholders. Balances owing to related parties as at July 2, 2023 were $0.4m (July 3, 2022 - $0.3m, April 2, 2023 - $0.4m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.9m as at July 2, 2023 (July 3, 2022 - $3.6m, April 2, 2023 - $3.1m). During the first quarter ended July 2, 2023, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.4m (first quarter ended July 3, 2022 - $0.4m). No amounts were owing to Baffin entities as at July 2, 2023, July 3, 2022, and April 2, 2023 .
The joint venture between the Company and Sazaby League ("Japan Joint Venture"), has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $2.4m as at July 2, 2023 (July 3, 2022 - $2.8m, April 2, 2023 - $2.7m). During the first quarter ended July 2, 2023, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $1.1m (first quarter ended July 3, 2022 - $1.4m). Balances owing to Sazaby League as at July 2, 2023 were $0.2m (July 3, 2022 - $0.2m, April 2, 2023 - $0.2m).
During the first quarter ended July 2, 2023, the Japan Joint Venture sold inventory of less than $0.1m to companies wholly owned by Sazaby League (first quarter ended July 3, 2022 - $nil). As at July 2, 2023, the Japan Joint Venture recognized a trade receivable of less than $0.1m from these companies (July 3, 2022 - $nil, April 2, 2023 - $0.1m).

Canada Goose Holdings Inc.	Page 21 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 14.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	July 2, 2023
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	32.4	—	32.4	32.4
Derivatives included in other long-term assets	—	12.2	—	12.2	12.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	9.0	—	9.0	9.0
Mainland China Facilities	—	22.4	—	22.4	22.4
Japan Facility	—	22.0	—	22.0	22.0
Term loan	—	387.0	—	387.0	424.0
Derivatives included in other long-term liabilities	—	10.2	—	10.2	10.2
Put option liability included in other long-term liabilities	—	—	37.1	37.1	37.1
Contingent consideration included in other long-term liabilities	—	—	14.2	14.2	14.2

	July 3, 2022
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	17.1	—	17.1	17.1
Derivatives included in other long-term assets	—	17.7	—	17.7	17.7
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	13.7	—	13.7	13.7
Mainland China Facilities	—	—	4.6	4.6	4.6
Japan Facility	—	23.3	—	23.3	23.3
Term loan	—	380.0	—	380.0	404.9
Derivatives included in other long-term liabilities	—	10.5	—	10.5	10.5
Put option liability included in other long-term liabilities	—	—	20.7	20.7	20.7
Contingent consideration included in other long-term liabilities	—	—	19.5	19.5	19.5

Canada Goose Holdings Inc.	Page 22 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	April 2, 2023
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	12.4	—	12.4	12.4
Derivatives included in other long-term assets	—	12.4	—	12.4	12.4
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	3.3	—	3.3	3.3
Mainland China Facilities	—	—	9.8	9.8	9.8
Japan Facility	—	13.7	—	13.7	13.7
Term loan	—	395.7	—	395.7	433.1
Derivatives included in other long-term liabilities	—	6.0	—	6.0	6.0
Put option liability included in other long-term liabilities	—	—	32.1	32.1	32.1
Contingent consideration included in other long-term liabilities	—	—	16.8	16.8	16.8
In connection with the Japan Joint Venture, for the first quarter ended July 2, 2023, the Company recorded a decrease of JPY110.2m ($2.6m, excluding translation losses of $1.6m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY885.5m ($5.0m, excluding translation losses of $3.1m) on the remeasurement of the put option liability during the first quarter ended July 2, 2023. The change in fair values of the contingent consideration and put option liability were driven by progression through the original 4-year and 10-year terms, respectively, with no other significant change in assumptions since year-end. No remeasurement of the contingent consideration or put option liability were recognized in the first quarter ended July 3, 2022.
Note 15.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks which are summarized below.

Canada Goose Holdings Inc.	Page 23 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the Mainland China Facilities, the Japan Facility and revolving credit facility as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at July 2, 2023:

Contractual obligations by fiscal year	Q2 to Q4 2024	2025	2026	2027	2028	2029	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	178.6	—	—	—	—	—	—	178.6
Mainland China Facilities	22.4	—	—	—	—	—	—	22.4
Japan Facility	22.0	—	—	—	—	—	—	22.0
Term loan	3.0	4.0	4.0	4.0	372.6	—	—	387.6
Interest commitments relating to borrowings[1]	25.9	34.0	33.8	33.8	16.9	—	—	144.4
Lease obligations	65.2	80.8	62.2	52.4	38.3	29.0	72.4	400.3
Pension obligation	—	—	—	—	—	—	1.5	1.5
Total contractual obligations	317.1	118.8	100.0	90.2	427.8	29.0	73.9	1,156.8
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, and the term loan of 3.18%, 0.32%, and 8.72% respectively, as at July 2, 2023.
As at July 2, 2023, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, as well as the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Canada Goose Holdings Inc.	Page 24 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements of Canada Goose Inc. through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At July 2, 2023, the Company had $6.3m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at July 2, 2023 the amount outstanding was $5.2m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at July 2, 2023, trade accounts receivable totalling approximately $22.8m (July 3, 2022 - $14.4m, April 2, 2023 - $10.3m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of loss for up to 45% of trade accounts receivable for certain designated customers for a maximum of JPY450.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k. As at July 2, 2023, trade accounts receivable totalling approximately less than $0.1m (JPY0.4m) were insured subject to the policy cap (July 3, 2022 - less than $0.1m (JPY0.2m), April 2, 2023 - $0.7m (JPY72.8m)).
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.

Canada Goose Holdings Inc.	Page 25 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the first quarter ended July 2, 2023, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $0.4m which were derecognized from the Company's statement of financial position (first quarter ended July 3, 2022 - $nil). Fees of less than $0.1m were incurred during the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - $nil) and included in net interest, finance and other costs in the interim statements of loss. As at July 2, 2023, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $nil (July 3, 2022 - less than $0.1m, April 2, 2023 - $1.1m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars and since the establishment of the Japan Joint Venture on April 4, 2022, Japanese yen. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the fourth quarter of fiscal 2023, the Company executed the operating cash flow hedge program for the fiscal year ending March 31, 2024.
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company recognized the following unrealized gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

First quarter ended
	July 2, 2023		July 3, 2022
(in millions of Canadian dollars)	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	7.2	(1.8)	0.7	(0.4)

Canada Goose Holdings Inc.	Page 26 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the Interim Financial Statements described below:

	First quarter ended
(in millions of Canadian dollars)	July 2, 2023	July 3, 2022
Loss (gain) from other comprehensive income	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	0.1	0.7
SG&A expenses	(0.1)	1.0
Inventory	(0.1)	(0.1)
For the first quarter ended July 2, 2023, unrealized gain of $2.2m (first quarter ended July 3, 2022 - unrealized loss of $0.6m) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of loss.
Foreign currency forward exchange contracts outstanding as at July 2, 2023 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	162.7	U.S. dollars
		€212.1	euros
		¥1,875.0	Japanese yen

Forward contract to sell Canadian dollars	USD	69.2	U.S. dollars
		€118.1	euros

Forward contract to purchase euros	CHF	1.5	Swiss francs
	CNY	1,181.1	Chinese yuan
		£62.6	British pounds sterling
	HKD	78.5	Hong Kong dollars

Forward contract to sell euros	CHF	7.9	Swiss francs
	CNY	184.0	Chinese yuan
		£10.0	British pounds sterling
	HKD	78.0	Hong Kong dollars
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the term loan denominated in U.S. dollars (note 10). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving USD270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings.

Canada Goose Holdings Inc.	Page 27 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company recognized the following unrealized gains in the fair value of derivatives designated as hedging instruments in other comprehensive income:

First quarter ended
	July 2, 2023		July 3, 2022
(in millions of Canadian dollars)	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$
Swaps designated as cash flow hedges	2.6	(1.2)	0.6	(0.2)
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	First quarter ended
(in millions of Canadian dollars)	July 2, 2023	July 3, 2022
(Gain) loss from other comprehensive income	$	$
Swaps designated as cash flow hedges	(0.5)	0.2
For the first quarter ended July 2, 2023, an unrealized loss of $5.6m (first quarter ended July 3, 2022 - unrealized gain of $12.4m) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in net interest, finance and other costs in the interim statements of loss.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, and the term loan, which currently bear interest rates at 3.18%, 0.32% and 8.72%, respectively.
Interest rate risk on the term loan is partially mitigated by interest rate swap hedges. The Company has entered into five-year interest rate swap agreements terminating December 31, 2025 to pay fixed interest rates and receive floating interest rates on notional debt of USD270.0m. Effective June 30, 2023, the floating interest benchmark reference rate contained within the swap agreements were amended from LIBOR to SOFR and the average fixed rates were reduced from 1.97% to 1.76%. These swap agreements fix the interest rate on the USD300.0m term loan. Following the amendment, the interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the first quarter ended July 2, 2023 would have increased interest expense on the Mainland China Facilities, Japan Facility, and the term loan before hedging, by less than $0.1m, less than $0.1m, and $1.0m, respectively (first quarter ended July 3, 2022 - less than $0.1m, less than $0.1m, and $0.9m, respectively).

Canada Goose Holdings Inc.	Page 28 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 16.    Selected cash flow information
Changes in non-cash operating items

	First quarter ended
(in millions of Canadian dollars)	July 2, 2023	July 3, 2022
	$	$
Trade receivables	(0.5)	(4.5)
Inventories	(52.3)	(85.9)
Other current assets	(5.0)	(4.8)
Accounts payable and accrued liabilities	(35.3)	(14.3)
Provisions	(7.6)	(3.2)
Other	1.8	(10.8)
Change in non-cash operating items	(98.9)	(123.5)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving credit facility	Term loan	Lease liabilities	Share capital
	$	$	$	$	$	$
April 2, 2023	9.8	13.7	(0.5)	395.7	334.8	118.7
Cash flows:
Mainland China Facilities borrowings	12.6	—	—	—	—	—
Japan Facility borrowings	—	8.3	—	—	—	—
Term loan repayments	—	—	—	(1.0)	—	—
Subordinate voting shares purchased and cancelled under NCIB	—	—	—	—	—	(26.3)
Principal payments on lease liabilities	—	—	—	—	(13.4)	—
Non-cash items:
Accrued transaction costs	—	—	(0.7)	—	—	—
Amortization of deferred transaction costs	—	—	0.1	—	—	—
Unrealized foreign exchange gain	—	—	—	(7.7)	(6.3)	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	12.8	—
Share purchase charge to retained earnings (note 11)	—	—	—	—	—	23.7
Contributed surplus on share issuances (note 11)	—	—	—	—	—	3.8
July 2, 2023	22.4	22.0	(1.1)	387.0	327.9	119.9

Canada Goose Holdings Inc.	Page 29 of 30

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Mainland China Facilities	Japan Facility	Revolving credit facility	Term loan	Lease liabilities	Share capital
	$	$	$	$	$	$
April 3, 2022	—	—	(0.9)	370.0	250.7	118.5
Cash flows:
Cash inflow from business combination	—	19.4	—	—	3.2	—
Mainland China Facilities borrowings	4.6	—	—	—	—	—
Japan Facility borrowings	—	3.9	—	—	—	—
Term loan repayments	—	—	—	(1.0)	—	—
Principal payments on lease liabilities	—	—	—	—	(13.8)	—
Non-cash items:
Amortization of deferred transaction costs	—	—	0.1	—	—	—
Unrealized foreign exchange loss (gain)	—	—	—	11.0	(0.3)	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	50.7	—
Contributed surplus on share issuances (note 11)	—	—	—	—	—	2.6
July 3, 2022	4.6	23.3	(0.8)	380.0	290.5	121.1

Canada Goose Holdings Inc.	Page 30 of 30